SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
    (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
---------------------------------------------------------------------------
                             (Name of Issuer)



            Common Stock, par value $.0001 per share
---------------------------------------------------------------------------
                 (Title of Class of Securities)



                           971892104
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                         (CUSIP Number)


                          May 11, 1998
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    (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [   ]     Rule 13d-1(b)
          [ X ]     Rule 13d-1(c)
          [   ]     Rule 13d-1(d)


CUSIP No. 971892104           13G


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Value Partners, Ltd., 75-2291866

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


     NUMBER OF      5    SOLE VOTING POWER           675,000
       SHARES
    BENEFICIALLY    6    SHARED VOTING POWER         0**
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER      675,000
     REPORTING
    PERSON WITH     8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       675,000**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES*                         [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

12   TYPE OF REPORTING PERSON*

     PN



     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5.



CUSIP No. 971892104           13G



1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ewing & Partners, 75-2741747

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    6    SHARED VOTING POWER         0**
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     8    SHARED DISPOSITIVE POWER    0**


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES*                         [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     PN



     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5


CUSIP No. 971892104           13G


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Timothy G. Ewing, ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

     NUMBER OF      5    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    6    SHARED VOTING POWER         0**
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     8    SHARED DISPOSITIVE POWER    0**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0**

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES*                         [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%**

12   TYPE OF REPORTING PERSON*

     IN



     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 5.


                         STATEMENT ON SCHEDULE 13G

     This statement on Schedule 13G relates to the common stock, par value $.0001 per share (the "Common Stock"), of Wilshire Real Estate Investment Trust Inc. (the "Company"), and is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"). Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM") are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing.

ITEM 1(A)  NAME OF ISSUER:

           Wilshire Real Estate Investment Trust Inc.

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1776 SW Madison Street
           Portland, Oregon 97205

ITEM 2(A)  NAME OF PERSON FILING:

           This Schedule 13G is filed by Value Partners, Ltd., Ewing & Partners and Timothy G. Ewing.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
           RESIDENCE:

           The principal business office of Value Partners, Ewing & Partners and Ewing is Suite 4660 West, 2200 Ross Avenue, Dallas, Texas 75201.

ITEM 2(C)  CITIZENSHIP OR PLACE OF ORGANIZATION:

           Value Partners is a limited partnership formed under the laws of the State of Texas, Ewing & Partners is a general partnership formed under the laws of the State of Texas, and Ewing is a citizen of the United States of America.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, par value $.0001 per share.

ITEM 2(E)  CUSIP NUMBER:

           971892104

ITEM 3     REPORTING PERSON.

           This Statement on Schedule 13G is filed pursuant to Rule 13d-
           1(c).

ITEM 4     OWNERSHIP.

           See Items 5 through 11 on page 2 for Value Partners, page 3 for Ewing & Partners and page 4 for Ewing. Value Partners acquired 600,000 shares of Common Stock for $16.25 per share on May 11, 1998 and 75,000 shares of Common Stock for $16.4375 per share on May 19, 1998.

           Value Partners has the sole power to vote and dispose of the 675,000 shares of Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 675,000 shares of Common Stock owned by Value Partners. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 675,000 shares of Common Stock owned by Value Partners.

           The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 675,000 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Inapplicable

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON.

           Inapplicable

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY.

           Inapplicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP.

           Inapplicable

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Inapplicable

ITEM 10    CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS    Exhibit 1

            Joint Filing Agreement dated May 20, 1998 between Value Partners, Ewing & Partners and Ewing.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  May 20, 1998


                              VALUE PARTNERS, LTD.

                              By:    EWING & PARTNERS
                                     as General Partner


                                     /S/TIMOTHY G. EWING
                                 By: -----------------------------
                                     Timothy G. Ewing
                                     as Managing Partner

                              EWING & PARTNERS

                              By:/S/TIMOTHY G. EWING
                                 ---------------------------------
                                 Timothy G. Ewing
                                 as Managing Partner

                              /S/TIMOTHY G. EWING
                              -------------------------------------
                              Timothy G. Ewing